Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F St. NE
Washington, DC 20549-3561

August 1, 2006

Mr. Aaron D. Cowell, Jr.
Chief Executive Officer and President
US LEC Corp.
Morrocroft III
6801 Morrison Boulevard
Charlotte, North Carolina, 28211

> **Re**: **US LEC Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 7, 2006**
> **File No. 0-24061**

Dear Mr. Cowell:

We have reviewed your supplemental response letter dated June 20, 2006 and have the following comments. As noted in our comment letter dated April 25, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2005
Financial Statements
7. Commitments and Contingencies, page 44

1.   It is unclear to us, from your description in the third paragraph of page 9 of your response letter, how the 8th Report and Order by the FCC addressed your access billing for periods before June 20, 2004. Please explain why your billings prior to June 20th were not unreasonable in light of the FCC's report and order. Tell us why the IXCs continued to object and why the FCC's report and order was not definitive for the matters under dispute.

2.   Refer to the second paragraph of page 9 of your response letter and give us more detailed reasons for your conclusion regarding your IXC disputes. See the definition of the term "arrangement" in footnote 3 to SAB Topic 13 and tell us how you determined that the parties had come to a "final understanding" "as to the specific nature and terms of the agreed-upon transaction(s)" where such matters as the "proper differentiation between local and inter-exchange usage", rates and application of late payment charges were under dispute. Tell us why you did not negotiate and entered into an agreement with the IXCs prior to the 8th report and order released in May 2004.

3.   Refer to the top carry-over paragraph of page 9, which indicates that some of your settlement agreements established frameworks for rates to be charged. In this regard, tell us how you determined that your prices to the IXCs were fixed and determinable, per SAB Topic 13A, before such agreements were reached.

4.   Further, we note your assertion in the second sentence of the second paragraph of page 9 of your letter that "non-performance" was not at issue "as it was clear the traffic for which the Company billed traversed its network". However, your letter also indicates the "minutes of use" was under dispute. Describe in more detail the reasons why the IXCs disputed the quantity of minutes charged and how you determined that you had performed the minutes of services for which you billed the IXCs, to the satisfaction of the guidance provided in SAB Topic 13A.

5.   We note that the second paragraph of page 9 of your letter dated June 20, 2006 indicates that you petitioned the FCC in September 2002 and that the first paragraph of page 11 indicates that MCI became aware of your charges for wireless traffic in early 2002. Tell us the date and how MCI became aware of your wireless billing practices. Indicate when and how they first objected to the disputed billing. See the guidance of SAB Topic 13A and describe for us the persuasive evidence available for each quarterly reporting period and your consideration of such evidence, which caused you to determine that: an arrangement existed, that your price to MCI was fixed and determinable, and that collectibility of amounts billed was reasonably assured.

6.   Tell us in greater detail about your dispute with MCI. Give us an analysis, by reporting quarter, of your disputed MCI revenues. From inception of your access and other revenue arrangements that became subject to dispute please indicate the following:
   • The quarterly amounts billed to MCI,
   • The types and amounts of billed revenues disputed by MCI each quarter,
   • The disputed revenue amounts paid by MCI each quarter,
   • The previously paid disputed revenues refunded to MCI by quarter,

- The amounts settled by quarter,
- The disputed amounts outstanding at the end of each fiscal quarter, and
- The reserves available for those amounts at the end of each quarter.

7. Please also provide us with similar analysis and for your billing transaction and receivables balances with Sprint, Qwest and other pertinent IXCs.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director